Exhibit (a)(32)

         Stock Option Administration would like to confirm that we have received both an Acceptance and Withdrawal letter as it relates to the Exchange program. The Withdrawal letter is the most recent form received, therefore it indicates your Withdrawal (non-participation) from the Exchange program.

If this is Not your intent, you must complete and send by regular external mail or facsimile the signature page to the Acceptance Letter by 11:59 P.M. Eastern Daylight Savings Time on July 23, 2001, unless the offer is extended by Nortel Networks.

Fax - 1-800-529-7101( North America) 1-416-865-4906 (International)

Address: Nortel Networks Corporation
         Stock Options Administration
         Option Exchange Program Administrator c/o William M. Mercer Limited 70 University Avenue, P.O Box 5; Toronto, Ontario MJ5 2M4


Thank-you
Stock Option Administration.